Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AF dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1438AF Registration Statement No. 333-162195 Dated February 3, 2012; Rule 424(b)(2)

Structured Investments	Deutsche Bank $ 7,165,000 Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index due May 1, 2013
General
•
The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the S&P 500® Index (the “Index”), as compared to the lowest Index closing level during the Lookback Observation Period, up to a Maximum Return on the notes of 13.60%.  The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Ending Index Level declines from the Lookback Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing May 1, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples in excess thereof.
•	The notes priced on February 3, 2012 (the “Trade Date”) and are expected to settle on February 8, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (Ticker: SPX)
Upside Leverage Factor:	2
Maximum Return:	13.60%
Payment at Maturity:	•
If the Ending Index Level is greater than the Lookback Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Index Return multiplied by the Upside Leverage Factor, subject to the Maximum Return.  For example, if the Index Return is equal to or more than 6.80%, you will be entitled to receive the Maximum Return on the notes of 13.60%*, which entitles you to a maximum payment at maturity of $1,136.00 for every $1,000 face amount of notes that you hold.  Accordingly, your payment per $1,000 face amount of notes will be calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Index Return x Upside Leverage Factor and (ii) the Maximum Return]
	•	If the Ending Index Level is equal to the Lookback Level, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
•
If the Ending Index Level is less than the Lookback Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Ending Index Level is less than the Lookback Level. Accordingly, your payment per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the Ending Index Level is less than the Lookback Level, the Index Return will be negative and you will lose some or all of your investment at maturity. Any Payment at Maturity is subject to the credit of the Issuer.

Index Return:	The performance of the Index from the Lookback Level to the Ending Index Level, calculated as follows:
Ending Index Level – Lookback Level
Lookback Level
Lookback Observation Period:	The 60 calendar-day period from and including the Trade Date to and including April 2, 2012.
Lookback Level:	The lowest Index closing level during the Lookback Observation Period. In no event will the Lookback Level be greater than 1,344.90, the Index closing level on the Trade Date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates
Averaging Dates†:	April 20, 2013, April 23, 2013, April 24, 2013, April 25, 2013 and April 26, 2013 (the “Final Averaging Date”)
Maturity Date††:	May 1, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1GN5/ US2515A1GN55
†
Subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement under “Description of Securities – Payment at Maturity – Postponement of Observation Date; Averaging Dates.”

††	Subject to postponement as described in the accompanying product supplement under “Description of Securities – Payment at Maturity – Postponement of Observation Date; Averaging Dates.”
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$11.00	$989.00
Total	$7,165,000.00	$78,815.00	$7,086,185.00
(1)  Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$7,165,000.00	$821.11

JPMorgan
Placement Agent
February 3, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the underlying supplement No. 1 dated September 29, 2009, product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AF dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

All references to “Lookback Level,” “Final Index Level” and “Index Return” in this pricing supplement shall be deemed to refer to “Initial Level,” “Final Level” and “Underlying Return” as used in the accompanying product supplement.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume a Lookback Level of 1,345.00 and reflect the Upside Leverage Factor of 2 and the Maximum Return on the notes of 13.60%.  The actual Lookback Level will be the lowest Index closing level during the Lookback Observation Period, and will not be determined until the end of the Lookback Observation Period. In no event will the Lookback Level be greater than the Index closing level on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return, determined using the actual Lookback Level and Index closing levels on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Return on Notes (%)	Payment at Maturity ($)
2,690.00	100.00%	13.60%	$1,136.00
2,555.50	90.00%	13.60%	$1,136.00
2,421.00	80.00%	13.60%	$1,136.00
2,286.50	70.00%	13.60%	$1,136.00
2,152.00	60.00%	13.60%	$1,136.00
2,017.50	50.00%	13.60%	$1,136.00
1,883.00	40.00%	13.60%	$1,136.00
1,748.50	30.00%	13.60%	$1,136.00
1,614.00	20.00%	13.60%	$1,136.00
1,479.50	10.00%	13.60%	$1,136.00
1,436.46	6.80%	13.60%	$1,136.00
1,412.25	5.00%	10.00%	$1,100.00
1,378.63	2.50%	5.00%	$1,050.00
1,358.45	1.00%	2.00%	$1,020.00
1,345.00	0.00%	0.00%	$1,000.00
1,277.75	-5.00%	-5.00%	$950.00
1,210.50	-10.00%	-10.00%	$900.00
1,076.00	-20.00%	-20.00%	$800.00
941.50	-30.00%	-30.00%	$700.00
807.00	-40.00%	-40.00%	$600.00
672.50	-50.00%	-50.00%	$500.00
538.00	-60.00%	-60.00%	$400.00
403.50	-70.00%	-70.00%	$300.00
269.00	-80.00%	-80.00%	$200.00
134.50	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases 2.50% from the Lookback Level of 1,345.00 to an Ending Index Level of 1,378.63.  Because the Ending Index Level of 1,378.63 is greater than the Lookback Level of 1,345.00 and the Index Return of 2.50% multiplied by 2 does not exceed the Maximum Return of 13.60%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 2: The level of the Index increases 20.00% from the Lookback Level of 1,345.00 to an Ending Index Level of 1,614.00.  Because the Ending Index Level of 1,614.00 is greater than the Lookback Level of 1,345.00, and the Index Return of 20.00% multiplied by 2 exceeds the Maximum Return of 13.60%, the investor receives a Payment at Maturity of $1,136.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 3: The Lookback Level and Ending Index Level are both 1,345.00.  Because the Ending Index Level is equal to the Lookback Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Index decreases 10.00% from the Lookback Level of 1,345.00 to an Ending Index Level of 1,210.50.  Because the Ending Index Level of 1,210.50 is less than the Lookback Level of 1,345.00, the Index Return is negative and the investor receives a Payment at Maturity of $900.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -10.00%) = $900.00
Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Upside Leverage Factor of 2, up to the Maximum Return on the notes of 13.60%, resulting in a maximum Payment at Maturity of $1,136.00 for every $1,000 Face Amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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PAYMENT AT MATURITY BASED ON THE LOWEST INDEX CLOSING LEVEL DURING THE 60 CALENDAR-DAY LOOKBACK OBSERVATION PERIOD – Your payment at maturity is determined by comparing the Ending Index Level to the Lookback Level. The Lookback Level is equal to the lowest Index closing level during the Lookback Observation Period, which is the 60 calendar-day period from and including the Trade Date to and including April 2, 2012. If the Index closing level declines during this initial 60 calendar-day period, your payment at maturity will be determined by reference to the lowest Index closing level during this period and the Ending Index Level. Under these circumstances, your payment at maturity may be more than the payment at maturity for similar notes linked to the Index without a lookback feature and based solely on the Index closing level on the Trade Date and the Ending Index Level. Accordingly, your payment at maturity may be improved by declines in the Index closing level during the 60 calendar-day Lookback Observation Period.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked as described herein to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Lookback Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Level is greater than the Lookback Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed $136, which is equal to the Maximum Return of 13.60% multiplied by the $1,000 Face Amount of notes, regardless of the appreciation in the Index, which may be significant. Accordingly, the maximum Payment at Maturity is $1,136.00 for every $1,000 Face Amount of notes.

•
THE LOOKBACK LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE 60 CALENDAR-DAY PERIOD FROM AND INCLUDING THE TRADE DATE – Because the Lookback Level will be the lowest Index closing level during the Lookback Observation Period, the Lookback Level will not be determined until the end of the Lookback Observation Period. The Lookback Observation Period is the 60 calendar-day period from and including the Trade Date to and including April 2, 2012. Accordingly, you will not know the Lookback Level for a significant period of time after the Trade Date. In no event, however, will the Lookback Level be greater than the Index closing level on the Trade Date.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.

Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from February 2, 2007 through February 3, 2012. The Index closing level on February 3, 2012 was 1,344.90.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level during the Lookback Observation Period and on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $11.00 per $1,000 Face Amount of notes.

Validity of Notes
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.